The information in this preliminary pricing supplement is not complete and may be changed.  A registration statement relating to the securities has been filed with the Securities and Exchange Commission.  This preliminary pricing supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of securities is not permitted.

Subject to Completion, dated April 15, 2013 Preliminary Pricing Supplement No. 100 (To Prospectus Supplement dated November 25, 2011 and Prospectus dated December 22, 2010)	Filed Pursuant to Rule 424(b)(5) Registration Nos. 333-167844 and 333-167844-01 April 15, 2013

CUSIP/ ISIN	Aggregate Principal Amount		Price to Public(1) (2)	Selling Agent’s Commission(3)	Net Proceeds (4)	Interest Type	Interest Rate	Interest Payment Frequency	Day Count Fraction	Business Day Convention	Maturity Date	First Interest Payment Date	First Interest Payment Amount	Survivor’s Option	Ranking
53944XEE1 / US53944XEE13	$	Per Note:	At variable prices	$14.50	$985.50	Fixed	3.00% per annum	Semi-annually	30/360	Following, unadjusted, New York and London	4/25/25	10/25/13	$15.00 (per $1,000 Note)	Yes	Senior Unsecured
		Total:	At variable prices	$	$
Redemption Information: Non-Callable
Selling Agent: Barclays Capital Inc.

(1)
The Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at prevailing market prices, at prices related to such prevailing prices, or at negotiated prices; provided, however, that such price will not be less than $985.50 per $1,000.00 principal amount of the Notes or more than $1,000.00 per $1,000.00 principal amount of the Notes.  See “Additional Risk Factor—The price you pay for the Notes may be higher than the prices other investors pay for the Notes.” on page PS-2 of this pricing supplement.

(2)
The proceeds you might expect to receive if you were able to resell the Notes on the Issue Date are expected to be less than the price you pay for the Notes.  This is because the price you pay for the Notes includes the Selling Agent’s commission set forth above and also reflects certain hedging costs associated with the Notes.  For additional information, see “Risk Factors — The issue price of the Notes has certain built-in costs, including the Selling Agent’s commission and our cost of hedging, both of which are expected to be reflected in secondary market prices” on page S-3 of the accompanying prospectus supplement.  The price you pay for the Notes also does not include fees that you may be charged if you buy the Notes through your registered investment advisers for managed fee-based accounts.

(3)
The Selling Agent will receive commissions from the Issuer of up to $14.50 per $1,000.00 principal amount of the Notes, or up to $     of the aggregate principal amount of the Notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. See “Supplemental Plan of Distribution” on page S-26 of the accompanying prospectus supplement.

(4)
The Issuer will receive proceeds of $985.50 per $1,000.00 principal amount of the Notes, or $    of the aggregate principal amount of the Notes. See “Supplemental Plan of Distribution” on page S-26 of the accompanying prospectus supplement.

Lloyds TSB Bank plc fully and unconditionally guaranteed by Lloyds Banking Group plc Retail Notes, Series B	Offering Dates: Trade Date: Issue Date:	April 15, 2013 through April 22, 2013 April 22, 2013 April 25, 2013	Notes: Issuer: Guarantor:	Retail Notes, Series B Lloyds TSB Bank plc (“Lloyds Bank”) Lloyds Banking Group plc (“LBG”)

Minimum Denomination/Increments: $1,000/$1,000
Settlement and Clearance: DTC; Book-Entry
Listing: The Notes will not be listed or displayed on any securities exchange or quotation system.

Survivor’s Option Payment Date:  Subject to limitations, each February 15 and August 15 of each calendar year.  See “Risk Factors — Any Survivor’s Option may be limited in amount, and any repayments made with respect to the exercise of a Survivor’s Option will not be made immediately” and “Description of the Survivor’s Option” starting on page S-6 and page S-17, respectively, in the accompanying prospectus supplement.

Interest Payment Dates:  Interest on the Notes will be paid semi-annually in arrears on the 25th day of each April and October (each an “Interest Payment Date”) beginning on (and including) October 25, 2013 and ending on the Maturity Date or the Survivor’s Option Payment Date, if applicable.  For additional information see “Description of the Notes and the Guarantees — Payment of Principal, Interest and Other Amounts Due” starting on page S-10 in the accompanying prospectus supplement.

If an Interest Payment Date, the Maturity Date or the Survivor’s Option Payment Date, if applicable, for any Note is not a business day (as defined in the accompanying prospectus supplement), principal, premium, if any, and interest for that Note will be paid on the next business day, and no additional interest will accrue in respect of such payments made on the next business day.

Any payments due on the Notes, including any repayment of principal, will be subject to the creditworthiness of Lloyds Bank, as the Issuer, and LBG, as the Guarantor of the Issuer’s obligations under the Notes.

LBG and Lloyds Bank have filed a registration statement with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read this pricing supplement together with the prospectus dated December 22, 2010 (the “prospectus”) in that registration statement and other documents, including the more detailed information contained in the prospectus supplement dated November 25, 2011 (the “prospectus supplement”), that LBG and Lloyds Bank have filed with the SEC for more complete information about LBG and Lloyds Bank and this offering.  You may access these documents on the SEC website at.www.sec.gov.  LBG’s Central Index Key, or CIK, on the SEC website is 1160106 and Lloyds Bank’s CIK on the SEC website is 1167831.  The prospectus supplement and the prospectus may be accessed as follows (or if such address has changed, by reviewing LBG’s and Lloyds Bank’s filings for the relevant date on the SEC website):

•          prospectus supplement dated November 25, 2011 and prospectus dated December 22, 2010
http://www.sec.gov/Archives/edgar/data/1160106/000095010311004966/dp27400_424b3.htm

You may revoke your offer to purchase the Notes at any time prior to the time at which your offer is accepted on the Trade Date by notifying the Selling Agent.  Lloyds Bank has the right to change the terms of, or reject any offer to purchase the Notes in whole or in part.  The Selling Agent also has the right to reject any offer it solicited to purchase the Notes.  In the event of any changes to the terms of the Notes, Lloyds Bank or the Selling Agent will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case your offer to purchase the Notes may be rejected.

Investing in the Notes involves significant risks.  See “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement and “Additional Risk Factor” on page PS-2 of this pricing supplement.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

None of the Securities and Exchange Commission, any state securities commission and any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

……., 2013

ADDITIONAL RISK FACTOR

Investing in the Notes involves significant risks.   Please read "Risk Factors" beginning on S-3 the accompanying prospectus supplement, including the risk factors incorporated therein.  References to the term "issue price" therein should be construed as references to "the price you pay for the Notes".  In addition, the Notes are subject to the additional risks set forth below.

The price you pay for the Notes may be higher than the prices paid by other investors.

The Selling Agent proposes to offer the Notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at prevailing market prices at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you pay for your Notes will be higher than the prices paid by other investors based on the date and time you made your purchase, from whom you purchased the Notes, any related transaction costs, whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

PS-2